

February 17, 2011

<u>Via U.S. Mail</u>

Jasper Explorations Inc.
c/o Business Filings Incorporated
311 S. Division Street
Carson City, Nevada 89703

Re: Jasper Explorations Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 2, 2011
File No. 333-171373

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1, filed February 2, 2011</u>

<u>General</u>

1. We remind you of prior comments 1 and 2 from our letter, dated January 19, 2011.

2. We re-issue in part prior comment 4. Please explain to us how and when Mr. Denman first came to be affiliated with Jubilee Resources. For example, explain Mr. Denman's incentive to pursue a mining company after leaving Orofino Gold, and how he first came into contact with Mr. Thompson and Ms. Dalmy.

3. We note your responses to prior comments 4-7. However, you also disclose on page 34 the circumstances of Mr. Denman's involvement in SNT Cleaning, Inc., now Orofino Gold, Inc. Based on our review of public filings, it also appears that legal counsel, Ms. Dalmy, has been involved with, in addition to SNT Cleaning, a number of other issuers that fit into at least one of the categories listed in items (a) through (e) of prior comment 6. A few examples of such issuers are:

    - Eco Building International, now Deyu Agriculture, Inc.;

    - Tidewater Resources, Inc., now Precision Petroleum Corp.; and

    - Quartz Ventures, Inc.

    Please advise.

4. Furthermore, Mr. Thompson also appears to have been involved in at least one such issuer that fit into at least one of the categories listed in items (a) through (e) of prior comment 6. We note Mongolian Explorations Ltd., now Vanguard Minerals Corporation as one example. Please advise.

Summary Information, page 6

5. We note your revisions to page 33 in response to prior comments 1 and 2 from our letter dated January 19, 2011. Please also include this information in the summary section on page 6.

Risk Factors, page 9

If we do not obtain additional financing, page 9

6. We reissue prior comment 9 in part. Please revise the sentence "We need to raise $18,550 to complete the first phase of our exploration program and $278,550 to complete all three phases of our program" to make it consistent with the disclosure in other parts of the filing. In addition, please confirm that the $278,550 total is correct, given the revision on page 30 to the Phase 1 cost estimate.

Mr. Robert Denman has not physically inspected the subject property and does not have current plans to visit the property, page 11

7. Please expand the above referenced risk factor to provide sufficient information so that an investor may understand the impact and magnitude of the risk being discussed. Discuss the specific risk presented to your business or results of operations.

Plan of Distribution, page 17

8. If you have not yet applied for quotation on the OTCBB, delete language indicating that you "intend to apply" for such quotation or disclose an estimated time as to when you would apply for quotation.

9. In that regard, you indicate that you would trade on "any stock exchange, market or trading facility." Please confirm whether you intend to trade on the Pink Sheets. If so, the website of the OTC (*http://www.otcmarkets.com/otcguide/no_attorneys.jsp*) identifies Ms. Dalmy as an attorney from whom the Pink OTC Markets will not accept attorney letters or legal opinions. Address the impact of this upon your ability to trade on the Pink Sheets.

Description of Business, page 20

10. Please describe your history and development during the past three years. For example, discuss the transition from Jubilee to Jasper. Refer to Item 101(h) of Regulation S-K.

Property Acquisition Details, page 20

Conclusions and Recommendations, page 29

Phase I Cost Estimate, page 30

11. We re-issue prior comment 20. Expand your disclosures as necessary to explain the itemized costs, such as the management and contingency fees, and "GST@ 6%." For example, we note that you disclose contingency fees as fixed percentages of your subtotal costs without explanation of how those percentages were determined.

Plan of Operations, page 32

12. We note the added sentences "The Company anticipates completing the first phase in Summer 2011. The Second and Third phases will be commenced in 2012." Please provide proper context for these sentences by clearly stating that you currently do not have sufficient funds to complete Phase 1 and clearly discussing how much you will need and by what means you intend to raise these funds.

Directors and Executive Officers, page 33

Biography of Robert Denman, page 34

13. We re-issue in part prior comment 26. A search in the Nevada Business Entity Database < http://secretaryofstate.biz/> indicates that Mr. Denman is also the sole officer and director of Dakota Creek Minerals, Inc., incorporated on September 29, 2010. Please advise, and disclose *all* position(s) that Mr. Denman has previously and currently holds during the past five years.

14. In response to prior comment 27, you disclose that Mr. Denman "left Orofino Gold Corp. to focus on further developing the Clean n Shine business." Please expand your disclosures to explain Mr. Denman's involvement with Clean n Shine after he left Orofino Gold. For example, we note that SNT Cleaning had operated Clean n Shine, but the extent of their relationship after the transition to Orofino Gold remains unclear.

Exhibits, page 48

15. We re-issue prior comment 34. Please update your index to reflect the correct dates of the exhibits. We note that the legal opinion is indicated in the exhibit index as being dated February 2, 2011.

16. For previously filed documents, please disclose the specific previous filing and the specific filing date.

Exhibit 5.1 Legal Opinion

17. We re-issue prior comment 35. We note that you filed the same legal opinion, dated December 15, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Jasper Explorations Inc.
February 17, 2011
Page 5

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Diane Dalmy
       Facsimile (303)988-6954